Exhibit 99.1

Fusion Fuel Reports First Half 2026 Results and Expects Full-Year Revenue Growth of 11–25%

●	Expects 2026 revenue of approximately €16 million to €18 million compared to €14.4 million in revenue in 2025, with a lower non-IFRS adjusted operating loss and increased net assets

●	Completed acquisition of Royal Uranium Inc. on July 21, 2026, adding royalty and similar interests in 16 uranium-focused and three natural gas project areas, including exposure to Canada’s Athabasca Basin

●	BrightHy Solutions began execution of a 2 MW industrial green hydrogen project in Spain and contributed approximately €369,000 in first-half 2026 engineering revenue

●	Al Shola Gas signed approximately $3.5 million in new LPG engineering subcontracts in the first half of 2026 and, in September 2026, expanded its LPG delivery fleet

●	First-half operating loss of approximately €3.7 million included approximately €1.1 million of non-cash amortization of acquired intangible assets; non-IFRS adjusted operating loss improved by approximately 25% to approximately €1.8 million

Dublin, Ireland, October 14, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today reported financial results for the six months ended June 30, 2026, discussed certain highlights during and subsequent to the period, and provided its financial outlook for the fiscal year ending December 31, 2026.

First Half 2026 Financial Results Highlights

●	Revenue totaled approximately €6.5 million for the six months ended June 30, 2026, compared to approximately €6.9 million in the prior-year period, a decrease of 5.7%. Revenue included approximately €6.2 million from liquefied petroleum gas (“LPG”)-related services provided through Quality Industrial Corp. (“QIND”) and its subsidiary Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), and approximately €369,000 from engineering services provided by Bright Hydrogen Solutions Limited (“BrightHy Solutions”). In U.S. dollar terms, revenue from LPG-related services was $7.2 million, compared to $7.6 million in the prior-year period, which was mainly due to lower sales volumes, which management attributes in part to customers departing the region following the onset of the conflict involving Iran.

●	Gross profit totaled approximately €1.9 million, compared to approximately €2.1 million in the prior-year period. Gross margin was 29.2%, compared to 29.8% in the prior-year period.

●	Operating loss was approximately €3.7 million, compared to approximately €2.9 million in the prior-year period. The increase was driven by two non-cash items: approximately €1.1 million of amortization of acquired intangible assets arising from the finalization of the QIND purchase price allocation, which is not reflected in the prior-year comparative as previously reported, and share-based payment expense, which included approximately €528,000 of grant-date fair value of potential milestone fee share awards under the Mineral & Element Advisory Agreements, each dated as of February 12, 2026, between the Company and three advisors (the “Advisory Agreements”).

●	Administration expenses, excluding amortization of acquired intangible assets, were approximately €3.8 million, compared to approximately €4.5 million in the prior-year period, a saving of approximately 14%. Wages and salaries were approximately €1.8 million, compared to approximately €2.4 million in the prior-year period, a decrease of approximately 25%, due to ongoing cost saving efforts.

●	Revenue from BrightHy Solutions of approximately €369,000 compared to €0 in the prior-year period. Deferred income from BrightHy Solutions’ customer billings in advance of performance was approximately €1.1 million at June 30, 2026, related to the project in Southern Europe in execution that is due to be completed before the end of 2026.

●	Non-IFRS adjusted operating loss, which excludes depreciation and amortization and share-based payment expense, was approximately €1.8 million, compared to approximately €2.3 million in the prior-year period, an improvement of approximately 25%. Non-IFRS adjusted operating loss is a non-IFRS financial measure. See the reconciliation to operating loss below.

First Half 2026 Operational Highlights and Subsequent Events

●	Commenced commercial operations at the first biomass-powered industrial steam facility of BioSteam Energy (Proprietary) Limited (“BioSteam Energy”) in South Africa in May 2026. The facility, located at an established dairy operation, is expected to generate approximately $0.7 million in annual revenue. The Company is working with its joint venture partner, Alien Fuel (Proprietary) Limited, and its related entities, on potential follow-on projects in Southern Africa.

●	BrightHy Solutions began execution of the two-megawatt green hydrogen project at a cement operation in Spain that the Company originally announced in May 2026. The Company believes the project is a multi-million-dollar project for BrightHy Solutions, and follow-on projects with the client are in the proposal phase.

●	In August 2026, BrightHy Solutions completed the front-end engineering design package for the hydrogen production unit of a 15 MW industrial green hydrogen production facility in southern Europe, which the Company believes provides the client with the technical framework to proceed with EPC tendering, and completed factory acceptance testing of major equipment packages for a hydrogen refueling station project in Southern Europe.

●	Signed 21 LPG engineering subcontracts in Dubai through Al Shola Gas in the first half of 2026 with an aggregate value of approximately $3.54 million, with potential annual utility revenue from certain of these developments.

●	In September 2026, Al Shola Gas took delivery of a new LPG bobtail tanker expected to generate approximately $1.6 million in annual recurring revenue once its target delivery run-rate is achieved and sustained, and obtained a Petroleum Products Permit from the Dubai Supreme Council of Energy.

●	Subsequent to June 30, 2026, (i) on July 10, 2026, QIND entered into a Promissory Note & Loan Modification and Forbearance Agreement, dated as of July 10, 2026, with RB Capital Partners, Inc. in respect of two matured QIND convertible promissory notes, extending their maturity to March 1, 2028, with repayment in 19 monthly installments; (ii) on July 29, 2026, the Company filed a prospectus supplement relating to its at-the-market offering program under the At the Market Offering Agreement, dated May 16, 2025, with H.C. Wainwright & Co., LLC; and (iii) the Company raised gross proceeds of approximately $1.5 million in a private placement under a Securities Purchase Agreement, dated August 7, 2026. Further information on the Company’s liquidity, including its going concern disclosure, is set out in Note 2 to the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2026 (the “Interim Report”).

●	Completed the acquisition of Royal Uranium Inc. (“Royal Uranium”) on July 21, 2026, pursuant to the Share Exchange Agreement, dated February 18, 2026, as amended on June 11, 2026, adding a portfolio of royalty and similar interests in 16 uranium-focused project areas and three historically productive natural gas project areas spanning Canada, Colombia, and Argentina, including exposure to Canada’s Athabasca Basin, one of the world’s most prolific uranium districts. Operators across the portfolio include Cameco Corporation, Orano Canada Inc., Uranium Energy Corp., and IsoEnergy Ltd., among others. None of the uranium royalty interests has produced revenue; only certain natural gas royalty interests have generated revenue. A portion of the acquired portfolio, covering nine of the 19 project areas, had an indicative valuation of approximately $30.4 million as of February 2026, based on a presentation by Newbridge Securities Corporation to the Company’s Board of Directors.*

* The $30.4 million indicative valuation was presented as of February 2026 and covers nine of the 19 project areas. Approximately 66% of the indicative valuation is attributable to royalty interests in one uranium project area. The valuation excludes interests in ten early-stage project areas, and the underlying royalty data was not independently verified. The indicative valuation should not be interpreted as an independently verified fair market valuation of the acquired portfolio and may be overestimated. For additional information, see Exhibit 99.3 to the Company’s Report on Form 6-K furnished with the SEC on July 22, 2026.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “The first half of 2026 marked important progress in our transformation. Firstly, we entered into the acquisition of Royal Uranium, which was signed in Q1 and closed in Q3 of 2026. With this we cemented our exposure to one of the key energy fuels of the future. We were able to hold to our principles of securing assets which do not require high CAPEX investments to grow and that we can secure at what we believe to be attractive value. Nuclear energy is playing an increasingly important role in supporting energy security, rising electricity demand, and the expansion of AI and data center infrastructure, and we believe our royalty portfolio provides an attractive opportunity to participate in these long-term trends without the operational complexity of directly developing mining assets. The indicative valuation of certain Royal Uranium royalties was prepared using a uranium price of approximately $78 per pound, the two-year historical average as of January 2026. Uranium spot has traded above $90 per pound this year and uranium futures even above those levels, which we believe reflects the supply and demand constraints in this market. Although future uranium prices may change or decline, we believe that, if prices remain at or above that level, the price environment reinforces the attractiveness of uranium royalty exposure to the sector through this acquisition.

Al Shola Gas maintained operations without interruption through a period of significant regional disruption, managing volatility in supply costs, foreign exchange and customer volumes. It also signed 21 new engineering contracts worth a total of $3.54 million in the first half; historically, a majority of Al Shola Gas’s engineering clients have converted into ongoing LPG supply customers.

At the same time, BrightHy Solutions began contributing engineering revenue with the completion of its engineering contract, but more importantly, it began execution on the delivery of a green hydrogen plant and hydrogen refueling station in Southern Europe with expected completion by the end of 2026. BrightHy Solutions also began execution on a 2 MW green hydrogen plant to support the decarbonization of a cement plant in Spain. To date, BrightHy Solutions has signed or has in progress around €5 million of hydrogen solutions contracts in its first year and a half of operation with additional projects in the proposal phase.

Lastly, BioSteam Energy commenced commercial operations at its first industrial facility in South Africa, and we continue to work with our joint venture partners to replicate this solution in the region at other industrial sites.

Together, these milestones reflect our continued progress in expanding our commercial footprint, diversifying revenue streams, and positioning the Company for long-term growth.”

“Our diversified energy platform is now established, and our focus has shifted to scaling operations, improving efficiencies, and translating our strategic progress into stronger financial performance. We expect 2026 results to continue to include significant one-off and non-cash items, including costs related to the Royal Uranium acquisition and, should a prolonged regional conflict affect Al Shola Gas’s growth prospects, potential impairment charges and foreign exchange effects relating to QIND and Al Shola Gas.

However, we anticipate improved adjusted results in the second half of 2026, supported by increasing contributions from our operating subsidiaries, such as Royal Uranium’s producing natural gas royalties, which were not accounted for in the first half, and BioSteam Energy, which commenced commercial operations in May 2026, as well as the expected revenue recognition of the green hydrogen project to be delivered before year end by BrightHy Solutions, and lastly the contribution of what is traditionally the strongest quarter at Al Shola Gas in the fourth quarter of the year.”

2026 Guidance Update and Outlook

The Company currently expects to end 2026 with higher revenue, an improved non-IFRS adjusted operating loss and higher net assets than in 2025. These expectations are forward-looking statements, are based on management’s current assumptions and are subject to significant risks and uncertainties, including those described under “Forward-Looking Statements” below:

●	Revenue of approximately €16 million to €18 million, compared to 2025 revenue of €14.4 million, which assumes revenue of approximately €9.5 million to €11.5 million in the second half of 2026, compared to €6.5 million in the first half. The range assumes the recognition of revenue on BrightHy Solutions’ contracted projects and contributions from BioSteam Energy’s first facility, and reflects lower first-half sales volumes at Al Shola Gas.

●	An improved non-IFRS adjusted operating loss compared with 2025, which, derived from the restated 2025 consolidated financial statements on the same basis as the reconciliation below (including the add-back of a €1.1 million goodwill impairment), was approximately €3.7 million. A reconciliation to expected 2026 operating loss is not provided because certain items, including amortization of acquired intangible assets, share-based payment expense and potential impairment charges, cannot be reasonably predicted.

●	Net assets higher than the €16.7 million reported at December 31, 2025 (as restated), following completion of the Royal Uranium acquisition. Net assets were €17.6 million at June 30, 2026, including €5.0 million attributable to non-controlling interests. On a preliminary pro forma basis giving effect to the acquisition as if it had occurred on June 30, 2026, net assets would have been approximately €26.4 million, as reflected in the unaudited pro forma condensed combined financial information included as Exhibit 99.2 to the Interim Report. The pro forma allocation of the €9.9 million acquisition cost is preliminary and may change, and net assets may be reduced by future losses or impairments.

First Half 2026 Financial Results

(€’000 unless stated)	H1 2026	H1 2025
Revenue	6,536	6,931
Gross profit	1,906	2,067
Gross margin	29.2%	29.8%
Operating loss	(3,721)	(2,856)
Net finance income / (costs)	(78)	93
Loss before tax	(3,799)	(2,763)
Loss for the period	(3,734)	(2,839)
Loss attributable to owners of the Company	(3,379)	(2,349)
Basic / diluted loss per share (€) ¹	(1.16)	(3.38)

¹ Loss per share for the six months ended June 30, 2025 has been re-presented for the 1-for-35 reverse share split effective July 14, 2025. The comparative information for the six months ended June 30, 2025 is presented as previously reported and has not been restated to reflect the restatement of the Company’s consolidated financial statements for the fiscal year ended December 31, 2025 included in Amendment No. 1 to the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2025, filed with the SEC on October 6, 2026 (the “Form 20-F/A”). See Exhibit 99.1 to the Interim Report for the complete unaudited condensed consolidated financial statements and related notes.

Reconciliation of Operating Loss to Non-IFRS Adjusted Operating Loss

(€’000)	H1 2026	H1 2025
Operating loss	(3,721)	(2,856)
Depreciation and amortization (non-cash, includes QIND purchase price allocation intangible amortization)	1,206	85
Share-based payment expense (non-cash) ²	762	438
Non-IFRS adjusted operating loss	(1,753)	(2,333)

Note: The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS adjusted operating loss is a non-IFRS financial measure defined as operating loss excluding depreciation and amortization, share-based payment expense and, where applicable, impairment charges. It is not a measure of financial performance under IFRS and should not be considered in isolation or as an alternative to operating loss or loss for the period determined in accordance with IFRS. The excluded items are significant components in understanding and assessing the Company’s results of operations, and share-based payment expense includes awards issued or issuable to third-party advisors. The Company’s non-IFRS adjusted operating loss may not be comparable to similarly titled measures of other companies.

² Share-based payment expense in the first half of 2026 includes approximately €528,000 representing the grant-date fair value of milestone fee share awards under the Advisory Agreements, which was recognized in full in the period because no further service is required. No milestone fee shares have been issued; such shares are issuable only if the Company’s share price achieves targets of $5.83, $9.72 and $15.50 for five consecutive trading days. The balance comprises approximately €233,000 of expense for share options granted to employees and directors in 2025 that vest quarterly with service, and approximately €1,000 relating to RSUs. No share options were granted during the first half of 2026.

The comparative information for the six months ended June 30, 2025 is presented as previously reported and has not been restated. The prior-year comparative does not include amortization of acquired intangible assets arising from the finalization of the QIND purchase price allocation.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, BrightHy Solutions and BioSteam Energy. Al Shola Gas provides full-service industrial LPG solutions, including the design, supply, and maintenance of LPG systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. Through Royal Uranium, the Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology.

Forward-looking statements in this press release include, but are not limited to, statements regarding: the Company’s 2026 guidance, including expected revenue of approximately €16 million to €18 million and the implied second-half 2026 revenue, a lower non-IFRS adjusted operating loss and increased net assets; the Company’s expectation of improved adjusted results during the second half of 2026; the expected contribution of Al Shola Gas’s fourth quarter, based on its historical seasonal pattern; the expected timing of revenue recognition on BrightHy Solutions’ contracted projects, including the completion of the project in Southern Europe in execution and the related deferred income, and the delivery of a green hydrogen plant and hydrogen refueling station by the end of 2026; BrightHy Solutions’ complete execution of the two-megawatt green hydrogen facility in Spain, the value and expected execution of approximately €5 million of hydrogen solutions contracts signed or in progress by BrightHy Solutions, and potential additional projects in the proposal phase; expected contributions from Royal Uranium’s natural gas royalty interests and BioSteam Energy; statements regarding uranium spot and futures prices and supply and demand conditions in the uranium market, including the statement regarding the attractiveness of uranium royalty exposure if uranium prices remain at or above recent levels; expected one-off costs, non-cash items, impairments and foreign exchange effects; the Company’s ongoing cost saving efforts; the finalization of the allocation of the cost of the Royal Uranium acquisition and its effect on net assets; the expected growth, financial contributions, and cash flow generation of the Company’s operating subsidiaries; the Company’s strategy of operating and expanding a diversified energy platform spanning uranium and natural gas royalties, LPG distribution, biomass-powered industrial steam, and hydrogen solutions; the anticipated benefits of the Royal Uranium acquisition, including potential future royalty revenues, cash flows, and long-term value creation; the indicative valuation of certain acquired royalty interests and the potential economic value of the broader royalty portfolio; future uranium and natural gas production from royalty-bearing properties; the expected benefits of increasing demand for nuclear energy driven by energy security priorities, rising electricity consumption, and AI and data center infrastructure; the anticipated operating performance, revenue generation, and potential expansion of BioSteam Energy’s operations in South Africa, including expected annual revenue of approximately $0.7 million from its first facility and potential follow-on projects in Southern Africa with its joint venture partner; potential follow-on projects with the client of BrightHy Solutions’ project in Spain; the expected annual recurring revenue of Al Shola Gas’s new bobtail tanker, potential utility revenue from engineering subcontracts and the conversion of Al Shola Gas’s engineering clients into ongoing LPG supply customers; the continued performance and expansion of Al Shola Gas’s operations in the United Arab Emirates (“UAE”); and the Company’s ability to execute its strategic initiatives and create long-term shareholder value.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the material uncertainty regarding the Company’s ability to continue as a going concern, including net current liabilities of €7.1 million at June 30, 2026, approximately €7.9 million payable to the former shareholders of Al Shola Gas, matured and unpaid QIND convertible notes, and the Company’s dependence on external financing; the risk that the Company does not achieve its 2026 guidance, including the risk that second-half 2026 revenue is substantially lower than the approximately €9.5 million to €11.5 million implied by the guidance range due to delays in project execution, customer acceptance or revenue recognition on BrightHy Solutions’ projects, lower sales volumes at Al Shola Gas, the failure of Al Shola Gas’s historical fourth-quarter seasonal pattern to recur, or lower than expected revenues from Royal Uranium’s natural gas royalty interests or BioSteam Energy; the risk that BrightHy Solutions’ execution of a two-megawatt igreen hydrogen project in Spain is delayed, modified or terminated, including as a result of the inability to fund the facility; the risk that hydrogen solutions contracts in progress are not signed, or that the value of BrightHy Solutions’ signed or in-progress contracts is not realized in full or at all; the risk that the historical rate at which Al Shola Gas’s engineering clients have become ongoing LPG supply customers does not continue; the risk that the Company’s cost saving efforts do not continue to reduce costs; the risk that uranium spot or futures prices decline from recent levels; the risk that the final allocation of the cost of the Royal Uranium acquisition differs materially from the preliminary pro forma allocation, and the risk of impairment of the royalty assets or of goodwill allocated to the LPG Distribution & Engineering cash-generating unit (comprising QIND and Al Shola Gas), the recoverable amount of which exceeded its carrying amount by only approximately €0.5 million at June 30, 2026; the risk that the Company identifies additional errors in its financial statements or material weaknesses in its internal control over financial reporting, following the restatement of its consolidated financial statements for the fiscal year ended December 31, 2025, and the fact that the comparative interim information for 2025 has not been restated; the risk that non-IFRS adjusted operating loss does not reflect the full costs of the Company’s operations, including share-based payments to third-party advisors; QIND’s matured and unpaid convertible notes and the risk of failing to meet payment obligations under the Share Purchase Agreement, dated as of March 27, 2024, relating to Al Shola Gas, as amended; the ability of the Company’s operating subsidiaries to achieve anticipated revenue growth, operating efficiencies, and cash flow generation; the risk that the Royal Uranium royalty interests do not generate anticipated revenues or cash flows, including because none of the uranium royalty interests has produced revenue; uncertainties associated with the indicative valuation of certain Royal Uranium royalty interests, including the concentration of approximately 66% of that valuation in one uranium project area and the fact that the underlying royalty data was not independently verified; fluctuations in uranium, natural gas, LPG, hydrogen, and other energy commodity prices; risks related to the development, construction, commissioning, operation, and commercial performance of BioSteam Energy’s and BrightHy Solutions’ projects; the risk that anticipated project revenues, additional contracts, follow-on projects or expansion opportunities do not materialize; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the UAE; foreign currency fluctuations, including the U.S. dollar against the euro; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026, in the Form 20-F/A, and in the Company’s other filings with the SEC.

Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

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